Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	pSivida Limited
ABN	78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Gavin Rezos
Date of last notice	13 June 2006
Date that director ceased to be director	31 July 2006

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

1,518,630	Ordinary Fully Paid Shares
600,000	Unlisted options for ordinary shares @ 80 cents expiring 31 March 2010
2,711,030	Unlisted options for ordinary shares @ 118 cent expiring 5 August, 2009

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Joanne Rezos (spouse)	3,325,717	Ordinary Full Paid Shares

GJ & JE Rezos atf Rezos Family Superannuation Fund (Beneficial Owner)	3,059,333	Ordinary Full Paid Shares

Aymon Pacific Pty Ltd atf Jerezos Discretionary Trust (Beneficial Owner)	3,209,607	Ordinary Full Paid Shares

+ See chapter 19 for defined terms.
30/9/2001	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Viaticus Capital Pty Ltd atf Mr Gavin Rezos (Beneficial Owner)	376,995	Ordinary Full Paid Shares

Joanne Rezos (spouse)	600,000	Unlisted options for ordinary shares @ 92 cent expiring 30 September, 2010

Aymon Pacific Pty Ltd atf Jerezos Discretionary Trust (Beneficial Owner)	1,200,000	Unlisted options for ordinary shares @ 61 cent expiring 31 December, 2007

Part 3 - Director’s interests in contracts

Detail of contract	Mr Rezos is to provide advice and consultant services until a new US based CEO is appointed.

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.
Appendix 3Z Page 2	30/9/2001